

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 4631

December 29, 2017

<u>Via E-mail</u>
Ms. Mitra Sadeghzedeh
Chief Executive Officer
Vapir Enterprises, Inc.
3511 Ryder St.
Santa Clara, CA  95051

> **Re:** **Vapir Enterprises, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed April 19, 2017**
> **File No. 333-170715**

Dear Ms. Sadeghzedeh:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ John Cash

                    John Cash
                    Branch Chief
                    Office of Manufacturing and
                    Construction

Cc:  William M. Aul, Esq.